July 15, 2009

VIA EDGAR CORRESPONDENCE

Todd K. Schiffman

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Citigroup Inc.
Registration Statement on Form S-4
SEC File No. 333-158100

Dear Mr. Schiffman:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, I hereby respectfully request on behalf of Citigroup Inc. (“Citigroup”) that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 4:00 p.m., EDT, on Friday, July 17, 2009, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, Citigroup acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Citigroup from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	Citigroup may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Julie A. Bell

Julie A. Bell

cc:

Alan Beller, Esq.

David Lopez, Esq.

Jeffrey Karpf, Esq.

Neil Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Michael S. Helfer, Esq.

Andrew M. Felner, Esq.

Citigroup Inc.

George R. Bason, Esq.

Davis Polk & Wardwell LLP